July 21, 1998




Mr. Lawrence L. Watts
Kaiser Aluminum & Chemical Corporation
5847 San Felipe, Suite 2600
Houston, Texas 77057

Dear Larry:

     This letter reflects our agreement that the supplemental non-recurring 1998 annual incentive payment to be paid to you under our existing agreement will be in the amount of $335,000. This amount will be paid promptly following the execution of this letter and your consulting agreement.

     Please acknowledge your acceptance of the foregoing and its terms in the space provided below.




Very truly yours,

/s/ George T. Haymaker, Jr.

George T. Haymaker, Jr.
Chairman and Chief
Executive Officer



Agreed and accepted:

/s/ Lawrence L. Watts


Lawrence L. Watts
July 21, 1998